FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: April 27, 2021
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd Announces Refinancing of Office Building in Philadelphia, Pennsylvania”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: April 27, 2021

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES REFINANCING OF
OFFICE BUILDING IN PHILADELPHIA, PENNSYLVANIA

HERZLIYA, Israel, April  27 ,2021 – Optibase Ltd. (NASDAQ: OBAS), the Company or Optibase, is pleased to announce that CROWN TWO PENN CENTER ASSOCIATES LIMITED PARTNERSHIP, a Pennsylvania limited partnership which is 22.16% indirectly owned by the Company recently refinanced a commercial office building in Philadelphia, known as Two Penn Center Plaza (the “Property”).

Under the refinancing, the existing loan on the Property with an outstanding principal balance of approximately $44 million, was replaced with a new loan with a principal amount of $67.9 million. As a result of the refinancing, CROWN TWO PENN CENTER ASSOCIATES LIMITED PARTNERSHIP generated excess cash, of which our share is approximately $5 million. Optibase was informed that CROWN TWO PENN CENTER ASSOCIATES LIMITED PARTNERSHIP will make a distribution of $2 million out of the said $5 million in the upcoming weeks.

About Optibase

Optibase invests in the fixed-income real estate field and currently holds interests in real estate properties in Switzerland, Texas, Philadelphia, PA, Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.